EXHIBIT 99.1

Safe Bulkers, Inc. Reports First Quarter 2009 Results and Announces Filing of 2008 Annual Report on Form 20-F

Athens, Greece – May 21, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the first quarter of 2009 and the filing on May 19, 2009 of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Summary of First Quarter 2009 Results

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Net revenue for the first quarter of 2009 decreased by 4.9% to $46.9 million from $49.3 million during the same period in 2008. The Company operated 12.53 vessels on average during the first quarter of 2009 earning a Time Charter Equivalent (“TCE”)1 rate of $41,486 compared to 11 vessels and a TCE rate of $49,692 during the first quarter of 2008. The decrease in the TCE rate resulted mainly from the employment of certain of our vessels in long-term time charters contracted in previous periods, and to a lesser extent from the lower prevailing charter rates in the spot market.

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Net income of $62.0 million or earnings per share of $1.14 in the first quarter of 2009 , an increase of 162.7%, from net income of $23.6 million or earnings per share of $0.43 in the first quarter of 2008. The increase in net income of $38.4 million is mainly attributable to early redelivery income of $29.7 million compared to an early redelivery cost of $0.4 million, a foreign exchange gain of $1.0 million compared to a foreign exchange loss of $10.2 million and net revenue of $46.9 million compared to $49.3 million for the relevant quarters in 2009 and 2008, respectively.

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EDITDA2 of $68.5 million for the first quarter of 2009 , an increase of 129.1% from $29.9 million in the first quarter of 2008, mainly due to higher net income as described above.

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Declaration of a dividend of $0.15 per share for the first quarter of 2009.

Filing of 2008 Annual Report on Form 20-F

The Company announces that its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 has been filed with the SEC on May 19, 2009.  The Annual Report is available on the SEC’s website (www.sec.gov) as well as on the Company’s website (www.safebulkers.com), a hard copy of which can be mailed upon request.

Fleet and Employment Profile

The Company’s operational fleet is comprised of 13 drybulk vessels with an average age of 3.43 years as of May 15, 2009 and has contracted employment under period time charters, including the vessels that will be delivered to us in the future, as follows: 64% of fleet ownership days for 2009, 54% for 2010 and 48% for 2011. Detailed information on our fleet and its employment as of May 15, 2009 is contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said:

“We continue to closely manage our business through the current recession. We selectively entered into early-termination agreements with respect to certain of our charters in exchange for compensation from those charterers. We successfully amended our loan agreements with our lenders to address the current depressed market values of drybulk vessels and in the second quarter of 2009 have reduced our capital expenditure exposure through selective newbuild cancellations. At the same time, we are paying a dividend of $0.15 per share for the first quarter of 2009, which represents a portion of our free cash flows.”

Conference Call

On Friday, May 22, 2009 at 09:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0 (800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 29, 2009 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0 800 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2009 Results

Net income increased by 162.7% to $62.0 million for the first quarter of 2009, from $23.6 million for the first quarter of 2008. The increase in net income is attributable to the following factors:

Net revenues: Net revenues were $46.9 million for the first quarter of 2009, a 4.9% decrease compared to $49.3 million for the first quarter of 2008, due to a decrease in TCE rate from $49,692 to $41,486. The decrease in TCE rate resulted mainly from the employment of certain of our vessels in long-term time charters contracted in previous periods, and to a lesser extent from the lower prevailing charter rates in the spot market.

Vessel operating expenses: Vessel operating expenses increased 20% to $4.8 million for the first quarter of 2009, compared to $4.0 million for the same period in 2008. Daily vessel operating expenses increased to $4,222 for the first quarter of 2009, compared to $3,992 for the first quarter of 2008, an increase of 5.8%. These increases are attributable mainly to crew wages and expenses, stores, provisions and lubricants, as well as to the initial supplies relating to the delivery of the newbuild vessel Martine on February 12, 2009.

Early redelivery (cost)/income:  During the first quarter of 2009, we recorded $29.7 million of early redelivery income relating to the early termination of period time charters of our vessels Maritsa and Efrossini, versus $0.4 million expense for the same period in 2008. Maritsa was redelivered on January 1, 2009, instead of January 13, 2009, for which we received compensation of $0.6 million. Maritsa has subsequently been employed on a one year period time charter through until December 2009, when a five year time charter will commence. Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognised income of $29.1 million comprising cash compensation received of $25.5 million net of commissions, and $3.6 million representing the unearned revenue from the terminated time charter contract as of the redelivery date. Efrossini is currently employed in the spot market.

Interest expense: Interest expense decreased to $3.7 million in the first quarter of 2009 from $4.0 million for the same period in 2008, attributable primarily to a decrease in interest rates, which offsets the effects of higher outstanding loan balances. The weighted average annual interest rate charged on loans outstanding was 3.1358% in the first quarter of 2009, compared to 4.4626% in the first quarter of 2008.  The weighted average of loans outstanding during the first quarter of 2009 amounted to $483.32 million, compared to $357.62 million during the first quarter of 2008. The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions, including advances for newbuildings, and indebtedness used for general corporate purposes, including payment of previous dividends.

Foreign currency (loss)/gain: Foreign currency exchange differences amounted to a $1.0 million gain in the first quarter of 2009 compared to a $10.2 million loss for the same period in 2008. The effect of foreign currency exchange differences from loans denominated in foreign currencies was diminished in the first quarter of 2009, as during this quarter the one loan that was denominated in a foreign currency was converted into U.S. dollars.

Cash, time deposits & restricted cash: Cash, time deposits & restricted cash as of March 31, 2009 include cash and cash equivalents and short-term bank deposits amounting to $25.0 million, and restricted cash of $120.6 million.  The restricted cash represents collateral in favour of our banks in connection with performance guarantees issued on our behalf for payments to shipyards due in 2009 totalling $32.6 million and cash pledged in favour of our lenders of $87.9 million as a result of our supplemental agreements.  Cash, time deposits & restricted cash as of December 31, 2008 include cash and cash equivalents and short-term bank deposits amounting to $49.0 million, and restricted cash of $32.6 million. The restricted cash represents collateral in favour of our banks in connection with performance guarantees issued on our behalf for payments to shipyards due in 2009.  Detailed information on the supplemental agreements is contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE PERIODS ENDED MARCH  31, 2008 AND 2009

	Three Month Period Ended
(In thousands of U.S. Dollars except for share and per share data)	March 31, 2008	March 31, 2009
REVENUES:
Revenues	51,251	47,959
Commissions	(1,924)	(1,099)
Net revenues	49,327	46,860
EXPENSES:
Voyage expenses	(59)	(67)
Vessel operating expenses	(3,996)	(4,762)
Depreciation	(2,585)	(3,179)
General and administrative expenses	(2,206)	(1,847)
Early redelivery (cost)/income	(367)	29,686
Operating income	40,114	66,691
OTHER (EXPENSE) / INCOME:
Interest expense	(4,034)	(3,730)
Other finance costs	(83)	(177)
Interest income	378	457
Loss on derivatives	(2,592)	(2,226)
Foreign currency (loss)/gain	(10,159)	987
Amortization and write-off of deferred finance charges	(26)	(27)
Net income	23,598	61,975

Earnings per share	0.43	1.14
Weighted average number of shares	54,500,000[3]	54,506,448

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2008 AND MARCH 31, 2009

(In thousands of U.S. Dollars)	December 31, 2008	March 31, 2009
ASSETS

Cash, time deposits & restricted cash	81,605	145,570
Other current assets	6,481	5,026
Total fixed assets	387,296	412,554
Other non current assets	6,900	7,024
Total assets	482,282	570,174
LIABILITIES AND EQUITY

Current portion of long-term debt	54,807	50,454
Other current liabilities	16,056	17,296
Long-term debt, net of current portion	413,483	446,884
Other non-current liabilities	33,481	37,271
Shareholders (deficit)/equity	(35,545)	18,269
Total liabilities and equity	482,282	570,174

Fleet Data

	Three Months Ended March 31,
	2008	2009

FLEET DATA
Number of vessels at period end	11.00	13.00
Average age of fleet (in years) at period end	2.87	3.31
Ownership days (1)	1,001	1,128
Available days (2)	991	1,128
Operating days (3)	985	1,127
Fleet utilization (4)	98.4%	99.9%
Average number of vessels in the period (5)	11.00	12.53
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$49,692	$41,486
Daily vessel operating expenses (7)	$3,992	$4,222

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(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

RECONCILIATION OF NET INCOME TO EBITDA

(In thousands of U.S. Dollars)

	Three Months Ended March 31,
	2008	2009

Net Income	23,598	61,975
Plus Net Interest Expense	3,656	3,273
Plus Depreciation	2,585	3,179
Plus Amortization	26	27
EBITDA	29,865	68,454

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information.  The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2EBITDA represents net income before interest, income tax expense, depreciation and amortization.  See "Reconciliation of Net Income to EBITDA".

3 Gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with our initial public offering.